FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robert Guanzon, Chief Financial Officer of Pacific North West Capital Corp., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Pacific North West Capital Corp. (the "issuer") for the interim period ended January 31, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designedDC&P, or caused it to be designed under our supervision, to providereasonable assurance that

(i)	materialinformation relating to the issuer is made known to us by others, particularlyduring the period in which the interim filings are being prepared; and

(ii)

informationrequired to be disclosed by the issuer in its annual filings, interim filingsor other reports filed or submitted by it under securities legislation isrecorded, processed, summarized and reported within the time periods specifiedin securities legislation; and

(b)

designedICFR, or caused it to be designed under our supervision, to provide reasonableassurance regarding the reliability of financial reporting and the preparationof financial statements for external purposes in accordance with the issuer'sGAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR - material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on August 1, 2011 and ended on January 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: March 13, 2012

“Robert Guanzon”

_______________________

Robert Guanzon
Chief Financial Officer